EXHIBIT 5.1
January 18, 2006
SanDisk Corporation
140 Caspian Court
Sunnyvale, California 94089
Re: SanDisk Corporation
Ladies and Gentlemen:
     We are acting as counsel for SanDisk Corporation, a Delaware corporation (the “Company”), in connection with the issuance of up to 567,379 shares of Common Stock, $0.001 par value per share, of the Company (the “Shares”) pursuant to the Rhombus, Inc. 1998 Long Term Equity Incentive Plan, the Matrix Semiconductor, Inc. 1999 Stock Plan and the Matrix Semiconductor, Inc. 2005 Stock Incentive Plan (the “Plans”) assumed by the Company pursuant to that certain Agreement and Plan of Merger dated October 20, 2005 to which the Company is a party.
     In rendering this opinion, we have examined such documents and records, including an examination of originals or copies certified or otherwise identified to our satisfaction, and matters of law as we have deemed necessary for purposes of this opinion. Based upon the foregoing and subject to the qualifications and limitations stated herein, we are of the opinion that:
     1. The Shares are duly authorized, and when issued and delivered pursuant to the terms of the Plans and the agreements contemplated thereunder, against payment of the consideration therefor as provided therein, will be validly issued, fully paid, and nonassessable, provided that such consideration is at least equal to the stated par value of the Shares.
     2. When issued in accordance with the terms of the Rights Agreement, dated as of September 15, 2003, between the Company and ComputerShare Trust Company, Inc., as Rights Agent, the Rights (as defined in the Rights Agreement) will be validly issued.
     Our examination of matters of law in connection with the opinion expressed herein has been limited to, and accordingly our opinion herein is limited to, the General Corporation Law of the State of Delaware, including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting such law. We express no opinion with respect to any other law of the State of Delaware or the laws of any other jurisdiction.
     The opinion set forth in paragraph 2 is limited to the valid issuance of the Rights under the corporation laws of the State of Delaware. We do not express any opinion herein with respect to any other aspect of the Rights, the effect of equitable principles or fiduciary considerations relating to the adoption of the Rights Agreement or the issuance of the Rights or the enforceability or any particular provisions of the Rights Agreement. In rendering the opinion set forth in paragraph 2 above, we have assumed that the Board of Directors of the Company has acted and will act in the good faith exercise of its business judgment with respect to the authorization of the issuance of the Rights and the execution of the Rights Agreement.
     We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement on Form S-8 filed by the Company to effect registration of the Shares under the Securities Act of 1933 (the “Act”). In giving such consent, we do not hereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.
Very truly yours,
/s/ Jones Day